Securities and Exchange Commission
July 5, 2019

July 5, 2019
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. SiSi Cheng
Mr. John Cash

Re: Core Molding Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 18, 2019
Form 10-Q for the Quarter Ended March 31, 2019
Filed May 9, 2019
File No. 001-12505

Ladies and Gentlemen:

On behalf of Core Molding Technologies, Inc. (the “Company”), I am responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 12, 2019 with respect to the above referenced filing. To facilitate the staff’s review, this letter includes each of the staff’s comments in italics, followed by the Company’s response to the staff’s comments.

Form 10-Q for the Quarter Ended March 31, 2019
Item 4. Controls and Procedures, page28

1.
Please revise to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308 (c) of Regulation S-K.

Response: The Company acknowledges the staff’s comment and confirms that there were no material changes to the Company’s internal control over financial reporting for the three months ended March 31, 2019. In future filings the Company will disclose any change in the Company’s internal control over financial reporting that has materially affected, or reasonably likely to materially affect, the Company’s internal control over financial reporting in accordance with Item 308(c) of Regulation S-K, or otherwise confirm that no such change had occurred for the period presented by adding the following statement as appropriate in Item 4, Controls and Procedures “There were no changes in internal controls over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) that occurred in the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.”

Form 10-K for the Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

2.
We note that as of December 31, 2018, you were in violation of the financial covenants associated with the loans made under the A/R Credit Agreement and that you subsequently entered into an amendment which waived the non-compliance as of

Core Molding Technologies, Inc. • 800 Manor Park Drive • Columbus, OH 43228 • (614) 870-5000

Securities and Exchange Commission
July 5, 2019

December 31, 2018 and established new covenant levels. Please revise to disclose the specific terms of any significant financial covenants that you are subject to, including the required and actual ratios/amounts as of each reporting date.

Response: The Company acknowledges the staff’s comment and will include in future filings enhanced disclosure with regard to significant financial covenants, including the required and actual ratios/amounts, as set forth below (which actual amounts as set forth below are reflective as of March 31, 2019, but will be updated appropriately for each reporting period):

Bank Covenants
The Company is required to meet certain financial covenants included in the A/R Credit Agreement with respect to leverage ratios and fixed charge ratios and capital expenditures. As of March 31, 2019, the Company was in compliance with its financial covenants associated with the loans made under the amended A/R Credit Agreement as described above. While management believes it will be able to meet its future covenants as established in the First Amendment, the ability to meet these covenants relies on certain operational and financial improvements consistent with our planned turnaround and expected timetable. Should these improvements not materialize in the time frame planned, it could impact our ability to meet future covenants.
The following table presents the financial covenants specified in our A/R Credit Agreement, as modified by the First Amendment, and the actual covenant calculations as of March 31, 2019:

	Financial Covenants	Actual Covenants as of March 31,2019
Fixed Charge Coverage Ratio (1)	Minimum 1.25	1.62
Leverage Ratio (2)	Not applicable	Not applicable

(1)
Fixed charge coverage ratio excludes unfunded capital expenditures from covenant computation through September 30, 2019. The terms of the Amended Credit Agreement provide that the fixed charge coverage ratio will increase to a minimum of 1.50 as of September 30, 2019, and thereafter decrease to a minimum of 1.00 and 1.10 on each of December 31, 2019 and March 31, 2020, and from June 30, 2020 and thereafter set at a minimum of 1.15

(2)	Effective December 31, 2019 and thereafter on a quarterly basis, the Company will be required to maintain a Leverage Ratio of 3.25 or lower.

The amended A/R Credit Agreement also provides a Capital Expenditure Limit Covenant, whereby capital expenditures as defined in the A/R Credit Agreement are limited to an aggregate of $7,500,000 for the six months ended June 30, 2019 and $12,500,000 for the twelve months ended December 31, 2019.

Notes to Financial Statements
(1)Basis of Presentation, page 40

3.
Please expand your disclosure to clarify if your two reporting units, Core Traditional and Horizon Plastics, are two individual operating segments that are being aggregated into one reportable operating segment based on the guidance in ASC 280-10-50-11, or if you only have one operating segment based on the guidance in ASC 280-10-50-1. If you have multiple operating segments that are being aggregated into one reportable segment, please also expand your disclosures to clarify that all of the requirements in ASC 280-10-50-11 have been met and provide the information required by ASC 280-10-50-21. If you believe that you only have one operating segment, please provide us with and disclose your analysis under ASC 280-10-50-1, including a discussion of the frequency and contents of the discreet information for the two reporting units that is regularly reviewed by your CODM to allocate resources and assess performance.

Response: The Company acknowledges the staff’s comment and hereby confirms that the Company’s two reporting units are components of one operating segment based upon the guidance set forth in ASC Topic 280-10-50-1. The Company's analysis with regard to this approach are set forth below.

In future filings, the Company will modify its disclosures in Note 1 Basis of Presentation as follows:

Securities and Exchange Commission
July 5, 2019

“The Company operates in one operating segment as a molder of thermoplastic and thermoset (plastic) structural products. The Company’s operating segment consists of two component reporting units, Core Traditional and Horizon Plastics. The Company produces and sells molded products for varied markets, including medium and heavy-duty trucks, automobiles, marine, construction and other commercial markets.”

Based on ASC Topic 280-10-50-1, the objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates, to help users of the public entity’s financial statements do all of the following:

•	Better understand the public entity’s performance

•	Better assess its prospects for future cash flows

•	Make more informed judgments about the public entity as a whole.

The Company produces structural plastic parts at all of its manufacturing locations, and does not compile discrete financial information for each industry that the Company services. As a result, providing additional information would not provide users of the financial statements with any relevant information about different types of business activities (as we engage in one activity) or different economic environments (as such information is not available).

The Company has concluded that it operates as one segment. Based on guidance of ASC Topic 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:

•	It engages in business activity from which it may earn revenues and incur expenses;

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decision about resources to be allocated to the segment and assess performance;

•	Its discrete financial information is available.

The Company's CODM uses information primarily received from monthly financial reporting packages, quarterly marketing and sales updates, and weekly and monthly manufacturing operations Key Performance Indicator (“KPI”) reports to evaluate Company performance and allocate resources. The information from these reports used by the CODM includes:

•
Consolidated sales trends by customer (including daily and weekly consolidated sales reports, monthly and quarterly financial reporting packages and quarterly marketing and sales updates) comparing current year activity to plan and prior year.

•
Consolidated and manufacturing location operating statements (included in monthly financial reporting package) which the CODM uses to evaluate sales and cost performance of the consolidated Company. In addition, the CODM uses this information to evaluate the cost performance of the individual manufacturing locations and corporate cost centers.

•	Consolidated balance sheet, capital spending, tooling program status reports and accounts receivable reports (included in monthly financial reporting packages).

•	Operating cost and performance metrics such as safety, quality, delivery, human resource turnover and absenteeism by manufacturing location (included in manufacturing operations reviews and reports).

Due to the nature of the Company’s business, the CODM primarily evaluates performance of the Company and allocates resources of the Company based on consolidated sales of the Company, including location of new programs, and costs and operational performance of the manufacturing locations as further explained below:

•
Consolidated Sales By Customer - Sales performance is evaluated based on the total sales for each customer. A majority of customers have product produced and sold from multiple manufacturing facilities. All customer sales activities and contracting are conducted with our customers’ North American corporate offices. Product shipped from any of our locations is based on sales and price agreements established on a company-wide basis (our manufacturing location managers do not have the ability to modify customer pricing). The CODM is primarily focused on each customer’s revenue in total versus budget, as compared to the prior year as well as new business opportunities. To evaluate performance or determine resource allocation for a specific customer the CODM interacts with the Company’s corporate sales team, who is responsible for all Company sales. Each customer is assigned a corporate sales account manager, who is responsible to manage all aspects of the customer relationship regardless of the production location. It is the account manager’s responsibility to be knowledgeable about all facets of a customer’s

Securities and Exchange Commission
July 5, 2019

account and to correspond with a customer related to new sales activities, production levels, product requirements, new and terminating product programs, production locations, best manufacturing processes to meet customer needs, pricing terms and any other customer developments. The Company has historically shown its willingness to use resources to expand manufacturing processes at its operating facilities to satisfy requests from its customers. Given the production process acquired with the Horizon Plastics acquisition, the Company anticipates similar cases where the Company will be able to expand market reach or better service existing customers by relocating or launching Horizon Plastics production processes in other facilities. The account managers report to the Executive Vice President of Marketing & Sales, who is responsible for all the Company’s sales. The account managers and Executive Vice President of Marketing & Sales are not assigned to production facilities and have no responsibility for production activities.

•
Manufacturing Cost by Location - The Company’s manufacturing locations are responsible for manufacturing activities. Accordingly these facilities are evaluated on the costs of manufacturing, quality, engineering, and delivery. Actual variable and fixed manufacturing costs are evaluated versus targets levels. Manufacturing locations are considered cost centers. Manufacturing location managers do not have any responsibility for revenues or the ability to affect sales other than to insure shipping is complete. The Company’s structure is that manufacturing location managers report to the Executive Vice President of Operations, who is responsible for manufacturing.

The Company’s CODM regularly reviews the consolidated results of the Company to evaluate performance of the Company and to determine allocation of resources. The individual manufacturing locations are considered cost centers, similar to the Company’s support department cost centers. The manufacturing locations and support departments costs and operations are regularly reviewed to assess performance, as cost centers and not as segments as the revenue performance is not evaluated at the manufacturing location level.

Per ASC Topic 280-10-50-3, the method for determining what information to report is referred to as the “management approach.” The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance.

The Company had two reporting units in 2018, Core Traditional and Horizon Plastics, the former of which consists of the Company’s historical business prior to the acquisition of Horizon Plastics and the latter consisting of the business obtained with Horizon Plastics acquisition in January 2018. The Company determined that it had two reporting units due to the way the reporting units were managed in 2018 and the on-going integration processes of Horizon Plastics.

In January 2018 the Company acquired substantially all of the assets and assumed specified liabilities of Horizon Plastics and thereafter began integration plans to establish a financial reporting framework and organizational structure consistent with the Company’s organization and reporting framework as described above. Horizon Plastics’ management team remained in place post acquisition and continued to manage the day-to-day operating activities for the reporting unit in 2018, while the integration process was implemented. Due to the complexity of the integration and operational challenges at the Core Traditional business that required extensive executive level focus, the integration of Horizon Plastics has not been fully completed.

The Chief Executive Officer, who serves as the CODM, oversaw the operations of Horizon Plastics during 2018 while the integration process proceeded. The Chief Executive Officer met with Horizon Plastic's customers, assisted Horizon Plastics with significant customer negotiations, advised on key employee changes, and provided guidance on operational, quality and safety changes required as part of initial integration. The Horizon Plastics management team performed day-to-day activities such as sales inquiry response, customer ordering and deliveries, material procurement, hiring and training of employees, information technology, customer billing and collections and general accounting. It is the expectation of the CODM to have standard organizational structure and reporting amongst all production facilities, including those in the Horizon Plastics reporting unit, upon full integration. Based on integration plans and long-term intent to operate, measure and allocate resources for the Horizon Plastics reporting unit consistent with the Core Traditional reporting unit, management concluded it has one operating segment.

The Chief Executive Officer also performs the function of segment manager for the Company’s one operating segment and in that capacity obtains information at the component level for reasons other than assessment of performance and global resource allocation. The Chief Executive Officer reviews the component financial information to identify areas for opportunities for operational improvement. Potential improvements can be identified by benchmarking like activities at different manufacturing locations to determine best practices. The Chief Executive Officer also uses information at a manufacturing location level, such as scrap, customer chargebacks or expedited freight to identify areas where customers,

Securities and Exchange Commission
July 5, 2019

which are managed on a Company wide basis, may be negatively impacted which ultimately will have an effect on the companywide relationship. The Company has one operating segment and as contemplated in ASC 350-20-55-5, the Chief Executive Officer makes decisions on assessing performance and global resource allocation in his capacity as CODM, while at other times making decisions, as a segment manager, below those decisions he is making at the CODM level for both reporting units and as such, looks at lower level component information in that capacity.

In concluding that the Company operates as one segment, the Company considered its organizational structure and its post integration structure for the Horizon Plastics reporting unit. The manufacturing location manager’s primary responsibility is to manage the cost and operations of a manufacturing location. Although the manufacturing location produces and ships product the manufacturing location manager has no other ability to affect revenues. The responsibility for revenue is maintained by the corporate sales team. The Company evaluated the criteria of ASC Topic 280-10-50-7, which provides that generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief decision maker to discuss operating activities, financial results, forecast, or plans for the segment. The Company structure does not provide for segment managers per this criteria, as revenue and cost responsibility are bifurcated between the Company’s corporate sales team (who report to the Executive Vice President of Marketing and Sales) and its manufacturing location managers (who report to the Executive Vice President of Operations). The Executive Vice President of Marketing and Sales and the Executive Vice President of Operations report to the CODM.

(2) Summary of Significant Accounting Policies
Goodwill, page 41

4.
We note that you fully impaired the goodwill associated with Core Traditional as a result of the annual impairment assessment performed on December 31, 2018. Please expand your disclosure to discuss the events and circumstances that resulted in the impairment. Also tell us if you performed any interim impairment tests during 2018 and explain why or why not. In this regard, we note that your stock price continued to decline significantly throughout 2018 from a high of $21.65 in January to a low of $6.40 in October. In addition, tell us what, if any, cautionary disclosures regarding the potential for a significant goodwill impairment charge you provided in filings prior to your 2018 Form 10-K. To the extent prior disclosures were not provided, please explain why.

Response: The Company acknowledges the staff’s comment and has included below a discussion of the events and circumstances that resulted in the Company’s goodwill impairment, as well as the Company’s approach with respect to interim impairment testing and cautionary disclosures included in existing filings.

The Company evaluates goodwill impairment annually, or at interim periods if an indicator of possible impairment exists, by either a qualitative or quantitative assessment. The Company, may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test for any reporting unit in any period.

Annual Impairment Analysis

Management elected to bypass the qualitative assessment at December 31, 2018 and hired an independent third party valuation firm to perform a quantitative assessment of its two reporting units, due to (i) key personnel changes within the Company’s executive group (ii) the establishment of a turnaround plan by the Company’s new Chief Executive Officer in conjunction with the 2019 annual operating plan completion in December 2018, (iii) first quarter 2019 monthly results which indicated the turnaround plan implemented would be more costly and have a slower recovery than originally anticipated, (iv) increased delivery and quality charges for the fourth quarter 2018, compared to prior quarters in 2018, from our customers related to labor and capacity issues within the Core Traditional reporting unit, (v) continued declining trends over the past four quarters in operating income within the Core Traditional reporting unit, and (vi) sustaining decrease in stock price.

Quarterly Impairment Analysis

The Company evaluates if a triggering event for impairment has occurred on a quarterly basis. Management focuses its analysis, but does not limit the analysis, on the following factors:

•	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows, and the anticipated length of time to be impacted by any cost factors.

•	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

Securities and Exchange Commission
July 5, 2019

•	If applicable, a sustained decrease in stock price (consider in both absolute terms and relative to peers).

Based on the application of the foregoing factors as described below, management did not determine that there was a triggering event during the Company’s quarterly filings in 2018, and therefore did not perform interim impairment testing.

Cost factors / Overall Financial Performance

The Company’s change in costs and financial performance during the third quarter of 2018 resulted in lower earnings, primarily due to labor productivity inefficiencies, increased scrap and rework costs and higher manufacturing costs. Increased volume in the heavy-duty truck market, combined with new program launches stretched the Company’s production, maintenance and technical labor capabilities, causing significant production inefficiencies and underperformance in quality and delivery expectations. The foregoing issues were considered by management to be correctable and the Company began incurring additional costs to expedite needed improvements by (i) utilizing outside contract services to supplement existing staffing and allow improvement plans to be implemented quicker; (ii) utilizing contract direct laborers to meet headcount demand; and (iii) utilizing outside quality services to verify product made by new employees met customer requirements. Management focused on meeting customers’ delivery and quality expectations and avoiding customer disruptions and line stoppages. Accordingly, the increased costs incurred as a result of the activities previously described were primarily considered to be temporary, and done intentionally as part of an actionable improvement plan.

The Company had consolidated profits in first and second quarters of 2018 and recorded a loss for the first time in the third quarter of 2018, primarily resulting from the costs incurred and actions taken to accelerate improved performance as described above. Management did not believe the duration of these corrective actions nor the magnitude of the losses to be indicative of a triggering event given the forecasted short duration of these costs and the expected improvements from those actions in the third and fourth quarter of 2018.

In addition, cash flows from operating activities for the nine months ended September 30, 2018 were also higher as compared to the same nine-month period in 2017.

Therefore, the Company concluded that the increase in costs and financial performance were not triggering events during the third quarter of 2018.

During the first quarter of 2019, while preparing the annual financial statements for the period ended December 31, 2018, upon assessing (i) the results of the improvement actions undertaken during the third and fourth quarter of 2018, (ii) the status of the turnaround plan implemented in December of 2018 and (iii) the financial performance in the first quarter compared to budget, the Company concluded that the operational turnaround would be more costly and slower than originally anticipated.

Stock Price Decrease Indicator

The Company’s stock has historically traded at low volumes. Thinly traded stocks normally result in more volatile changes in daily trading prices as a result of such low trading volume. As a result, the Company has historically looked at its stock price over a rolling twelve month period. Management believes that many of the Company’s significant stockholders understand the cyclicality of our business, and as such, expect the Company to be able to leverage fixed costs and increase profits in years with high revenue. Given the Company’s operational challenges, several large stockholders elected to reduce their position, which management believes excessively drove down the stock price, given how thinly the Company’s stock is traded. Approximately 40% of the trading volume in the third quarter of 2018 was from ten institutional stockholders selling during the quarter. Due to the low float and historical volatility of the stock, and considering the significant stockholders exiting positions, management believes it best to look at the stock performance over a longer period of time when assessing a long-term market valuation based on stock price, typically the last 12 months.

As a result of considering a market capitalization value utilizing the 12 month average stock price the Company concluded the decrease in stock price was not a triggering event during the third quarter of 2018.

Securities and Exchange Commission
July 5, 2019

Cautionary Disclosures with Regard to Impairment

For the reasons noted above, management determined that there was not a triggering event during the Company’s quarterly filings in 2018, and therefore did not perform interim impairment testing. As a result, the Company did not include express cautionary disclosures regarding goodwill impairment. However, the Company respectfully submits that its disclosures prior to the 2018 Form 10-K do include general discussion of the events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions underlying the Company’s estimated fair value of its reporting units.  These disclosures related to operational challenges impacting the Company’s profitability and any potential outcomes of recurring losses, which could include a goodwill impairment.

The Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”), included critical accounting policies disclosure with regard to goodwill, noting that events and circumstances affect the fair value or carrying amount, including cost factors and capital markets pricing, which factors are all considered when reaching conclusions with regard to impairment. See the 2017 Form 10-K, Part I, Section 7: Management’s Discussion and Analysis of Results of Condition and Financial Operations - Critical Accounting Policies and Estimates - Goodwill.”
The Company’s disclosures in the Quarterly Reports on Form 10-Q for each of the six and nine month periods ended June 30, 2018 and September 30, 2018, respectively, also included general disclosures with regard to the Company’s overall operating performance, which could generally relate to goodwill impairment.  See Part I, Item 2, “Management’s Discussion and Analysis of Results of Condition and Financial Operations - First Half 2018 Overview,” in the June 30, 2018 Form 10-Q, the “-Nine Months of 2018 Overview” in the corresponding portion of the September 30, 2018 Form 10-Q.  The respective MD&A sections also included within “-Liquidity and Capital Resources” the current results of operations and operating performance challenges for those periods.
The Company also included risk factor disclosure in Part II, Item 1A of the Company’s September 30, 2018 Form 10-Q identifying general risks with regard to the then current operating performance, along with a risk factor with regard to any restructuring of manufacturing operations, which risk factor references possible asset impairments.  See Part II, Item 1A of the September 30, 2018 Form 10-Q “-In the event we engage in any restructuring of our manufacturing operations to address operational efficiencies, such actions may be disruptive to our business and may not result in anticipated cost savings.”
Because the Company did not have a triggering event and did not do an interim impairment assessment, management believes adequate disclosure describing current operating trends and uncertainties that existed during interim periods that could impact goodwill conclusions were sufficient. The Company will however provide more tailored cautionary disclosures in future filings as appropriate regarding the risks of any known potential events or circumstances that could give rise to possible goodwill impairment.

Securities and Exchange Commission
July 5, 2019

5.
Horizon Plastics reporting unit was not impaired as the fair value was 23% above the carrying value. Please provide us with a reconciliation of the fair value of your reporting units to your total market capitalization as of December 31, 2018.

Response: The Company acknowledges the staff’s comment and has provided the following reconciliation of the fair value of the reporting units to the Company total market capitalization as of December 31, 2018.

Consolidated
Common stock outstanding as of December 31, 2018
8,061,000
Stock price on December 31, 2018	$7.40
Total Market Cap (Rounded)	$59,700,000

Fair Value of reporting unit as of December 31, 2018	$168,000,000
Less:
Interest Bearing Debt	(58,400,000)

Plus:
Cash and cash equivalents	$1,900,000
Total Enterprise Value	$111,500,000

Estimated Control Premium	87%

	Consolidated	Core Traditional	Horizon Plastics
Fair value of reporting units as of December 31, 2018	168,000,000	101,500,000	66,500,000
Carrying Value	159,500,000	105,433,000	54,055,000
Excess of fair value over carrying value	8,500,000	(3,933,000)	12,445,000

In accordance with ASC 350-20-35-22 and 23 the Company determined that it was appropriate to include a control premium as an acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization.

To assist with the goodwill impairment analysis and to help determine an appropriate control premium, the Company hired an independent third party valuation firm. Management and the valuation firm reviewed publicly announced formal transfers of ownership of at least 10% of a company’s equity from 2008 to 2017. The acquisition premium in these transactions ranged from 0% to greater than 100% with a median between 20% and 40%. Approximately 14% of the transactions had an acquisition premium greater than 80%.

In addition to market data, management believes certain other factors justify the 87% control premium to the December 31, 2018 market capitalization, including:

1.	Recent market transaction involving Horizon Plastics

2.	Thinly traded stock / Abnormal trading patterns.

Recent Market Transaction Involving Horizon Plastics

The Company acquired substantially all of the assets of Horizon Plastics for $63.0 million in January 2018 and the acquisition has performed at a level consistent with its plan. Due to the recent purchase and the performance of the Company, including business awards and projected sales growth, the base value of Horizon Plastics should be no less than the transaction that occurred between market participants, therefore the fair value of $66.5 million appears reasonable.

Securities and Exchange Commission
July 5, 2019

Based on the Company’s December 31, 2018 enterprise value of $111.5 million and the Horizon Plastics fair value of $66.5 million, the residual capital being allocated to the Core Traditional unit would be $45.0 million. At December 31, 2018, Core Traditional had $102.2 million of net tangible assets on its balance sheet, primarily liquid assets such as working capital and fixed assets. As such the implied discount to Core Traditional’s tangible assets based on the current enterprise value would be approximately 56%, which appears unreasonable and supports Management’s conclusion that the fair value of both segments is in excess of the current enterprise value.

Thinly Traded Stock

Management and the valuation firm examined the Company’s trading history to determine whether there is sufficient trading volume to support the stock price. During the last six months of 2018, the Company’s median daily volume was 24,650 shares or 0.3% of the total float (i.e., 8.1 million shares). Then Management reviewed the ten largest trades during the third and fourth quarters, which constituted 40% of the total volume for each quarter. Blocks of shares being sold at these levels could result in higher volatility and depressed share pricing as the smallest blocks would be equivalent to an entire day’s normal volume and the largest blocks equal to nearly 13 days of normal volume. As such, given the level of abnormal trading during the second half of 2018, management placed less emphasis on the current market capitalization.

Long-Lived Assets, page 41

6.
Definite-lived intangible assets appear significant to your balance sheet at $15.4 million as of December 31, 2018, 55% of which representing customer relationships. Considering recent full impairment of goodwill assigned to Core Traditional, continued significant decline in your operating results and stock price, and your statement on page 17 regarding your inability to consistently meet customer delivery and quality requirements due to asset capacity and labor constraints, please tell us and disclose if and how you assessed the recoverability of your intangible assets including customer relationships under ASC 360-10-35, and the results of your impairment testing, methodology, significant estimates and underlying assumptions.

Response: The Company acknowledges the staff’s comment and did consider the recoverability of definite-lived intangible assets at December 31, 2018. The Company determined that as of December 31, 2018, 97% of the Company’s definite-lived intangible assets resulted from the Horizon Plastics acquisition, thereby assigned to the Horizon Plastics reporting unit. The remaining definite-lived intangibles were a result of the 2015 acquisition of CPI Binani. The Company determined that the goodwill of the Horizon Plastics reporting unit was not impaired as of December 31, 2018 as the reporting unit did not incur the delivery, quality and labor constraints that the Core Traditional reporting unit incurred. Additionally the Horizon Plastics reporting unit has maintained strong customer relationships, met forecasted sales and profitability, and has had no significant customer concerns, therefore further analysis of the recoverability of definite lived intangible assets was not deemed necessary.

****
We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible.
Please contact me at (614) 870-5604 if you have any questions regarding the above.

Very truly yours,
/s/ John P. Zimmer
John P. Zimmer, Vice President, Treasurer, Secretary and Chief Financial Officer